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                            November 22, 2021

       James W. McCabe
       Chief Executive Officer
       Maverick Energy Group, Ltd.
       135 Jenkins Street
       Suite 105B, #356
       St. Augustine, FL 32086

                                                        Re: Maverick Energy
Group, Ltd.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed October 28,
2021
                                                            File No. 024-11407

       Dear Mr. McCabe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       Summary
       Our December 15, 2020 Press Release, page 3

   1. We note your response to prior comment 1. Please revise to clarify, if true, that you have calculated the $150
million valuation by multiplying your forecasted net income for the next 12 months by a P/E
ratio of 16.98, and applying a discount rate of 27%. Clearly disclose why you
believe this to be an appropriate method to value your business and state whether you have
considered other valuation techniques, such as income or market approach techniques, to
determine the reasonableness of your valuation.
 James W. McCabe
FirstName LastNameJames   W. McCabe
Maverick Energy Group, Ltd.
Comapany 22,
November  NameMaverick
              2021        Energy Group, Ltd.
November
Page 2    22, 2021 Page 2
FirstName LastName
         In addition, disclose whether you considered as part of the valuation recent comparable transactions in your target area with the metrics you have assumed, including your assumed daily oil production, costs, and purchase price. If you did not consider any such recent comparable transactions, please disclose this information in your offering circular, and discuss the risk to your internal estimates of gross revenue, net income before taxes, and post-money valuation figures in the event that you do not close on an acquisition or acquisitions with metrics comparable to those you have assumed in your valuation.
2. We note your disclosure that you have assumed you would close the offering with $20 million. Please discuss the impact on your valuation in the event that you are not able to sell 100% of the shares in this offering.
3. It appears that you are assuming that Maverick acquires a 100% working interest and an
         80% net revenue interest (assuming various royalties of 20%) in the potential new oil and gas leases. However, this does not appear to be consistent with your disclosure that you have assumed in your valuation that you will partner with established oil and gas companies. Please revise to discuss the impact on your internal estimates of gross revenue, net income before taxes, and post-money valuation figures in the event that you acquire less than a 100% working interest.
4. It appears that your assumed $20.1 million in gross revenues in the 12 months following the completion of this offering assumes a constant production rate of 1,013 barrels of oil a day. However, this does not appear to be consistent with your disclosure that you have assumed first production commencing three months following qualification of this offering. Please disclose the impact on your internal estimates of gross revenue, net income before taxes, and post-money valuation figures.
5. We note your disclosure that you have assumed an oil and gas average P/E ratio of 16.98,
         and your response that the 16.98 P/E ratio reflects an    Investopedia
standard.    If you
         retain your reference to this being a    standard    industry P/E,
provide your basis for such
         statement. Revise your disclosure to provide context for such ratio, including a citation to your source for such information and the date of the data underlying the P/E ratio from such source. Disclose the risk that this does not reflect the current industry average. In addition, discuss the risk that such Investopedia P/E ratio includes the metrics of companies that are not comparable to your company as of the date of your offering. State, if true, that the P/E ratio applicable to Maverick, based on your disclosed assumptions, is significantly lower than 16.98. In this regard, we note a 16.98 P/E ratio assumes a price per share of your common stock of $1.0813. Revise to discuss the impact that a lower P/E ratio would have on your valuation.
6. Your response to prior comment 2 indicates that your forecasted production of 1,013 barrels of oil per day will come entirely from newly acquired oil and gas leases. Please disclose whether such forecasted amounts include production from existing producing wells only, or includes future production from reworking existing wells and drilling new wells. If considered in your valuation, state (1) the amount forecasted to result from the
 James W. McCabe
Maverick Energy Group, Ltd.
November 22, 2021
Page 3
      acquisition of existing producing wells only, and (2) the amount forecasted to result from reworking existing wells and drilling new wells. If such amounts were not considered in your forecasted results, please state this information in your offering circular, and discuss the related risks to your valuation. In addition, disclose the risks and uncertainties that reworking existing wells and drilling new wells may have on achieving your forecasted daily production in the twelve months following your offering.

      Please revise your disclosure to discuss the risks and uncertainties related to the acquisition of these leases. In addition, please state, if true, that you do not have any written agreements with respect to such future acquisitions, and that as a result, the terms of any such acquisitions have not been determined, and the assumptions underlying your projections are based on theoretical acquisitions.
7. We note your response to prior comment 2 with respect to your use of the 27% discount rate. Please revise your offering circular to disclose your basis for the use of the 27%
      discount rate and how it was determined.
        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameJames W. McCabe
                                                             Division of
Corporation Finance
Comapany NameMaverick Energy Group, Ltd.
                                                             Office of Energy &
Transportation
November 22, 2021 Page 3
cc:       Ernest M. Stern, Esq.
FirstName LastName